UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ____________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                              ____________________

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                              (AMENDMENT NO.__ )*


                         Guaranty Financial Corporation
______________________________________________________________________________
                                (NAME OF ISSUER)


                                  COMMON STOCK
______________________________________________________________________________
                         (TITLE OF CLASS OF SECURITIES)


                                   401086 10 3
______________________________________________________________________________
                                 (CUSIP NUMBER)

                              John Sheldon Clark
                            1633 Broadway, 30th Floor
                            New York, New York 10019
                                (540) 854-8580
______________________________________________________________________________
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)


                                  July 29, 2002
______________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             (Page 1 of 5 Pages)

______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13 D
CUSIP No. 401086103                              Page 2 of 5 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

                      John Sheldon Clark
                      S.S. # ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP:

                              NO GROUP

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*: PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 18 REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):
                            NO CHECK

 6  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7  SOLE VOTING POWER:  113,287 shares

 8  SHARED VOTING POWER:  NONE

 9  SOLE DISPOSITIVE POWER:  113,287 shares

10  SHARED DISPOSITIVE POWER: NONE

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            113,287 shares

12  CHECK BOX if THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                NONE

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%

14  TYPE OF REPORTING PERSON*

                IN

                              SCHEDULE 13 D
CUSIP No. 401086103                                   Page 3 of 5 Pages


Item 1.   Security and Issuer.

         The title of the class of equity securities to which this statement relates is Common stock of Guaranty Financial Corp.
(the "Company"). The address of the principal executive office of the Company is 1658 State Farm Blvd., Charlottesville, Virginia 22911.

Item 2.   Identity and Background.

        The name, address and background of the person filing this statement is as follows:

               (a)  John Sheldon Clark

               (b)  Residence address: 305 Lakeshore Road
                    Shady Shores, TX 76208

               (c)  Office address: 1633 Broadway, 30th Floor
                    New York, NY 10019

               (d)  Present principal occupation:
                    individual investor.

               (e) The reporting person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) The reporting person is a citizen of the United
                      States.

Item 3.    Source and Amount of Funds or Other Consideration.

           The source of funds used or to be used in making purchases of securities is personal funds of John Sheldon Clark; no part of the consideration obtained for the purpose of acquiring, holding, trading or voting the securities is or will be borrowed. The total consideration for the 113,287 shares acquired personally to date by Mr. Clark is $1,246,008.


                            SCHEDULE 13 D
CUSIP No. 401086103                               Page 4 of 5 Pages

Item 4.     Purpose of Transaction.

         The acquisition of Common Stock to which this statement relates has been made for investment. Mr. Clark will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to his investment in Common Stock.

Item 5.    Interest in Securities of the Issuer.

         The Company has reported 1,985,714 shares issued and outstanding for the period ended June 30, 2002.

           (a) (1) Mr. Clark personally owns 113,287 shares of
Common Stock.

           (b) Therefore, Mr. Clark is empowered to vote 113,287 shares.

           (c) During the 60 days preceding the filing of this report:

(1)  Mr. Clark purchased in his own name:

                  06/18/02        5,000        $13.25
                  06/18/02        5,000         13.25
                  07/01/02        3,500         13.25
                  07/02/02        2,000         13.25
                  07/03/02        5,000         13.25
                  07/11/02        6,100         13.25
                  07/11/02        3,000         13.25
                  07/18/02        2,900         13.18
                  07/19/02        2,000         13.10
                  07/26/02        3,000         13.05
                  07/29/02       15,400         12.50


          (d) No person other than John Sheldon Clark has any right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common
Stock beneficially owned by Mr. Clark.


          (e) Not applicable.

                           SCHEDULE 13 D
CUSIP No. 401086103                              Page 5 of 5 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships
            with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Clark and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

         No exhibits.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

August 7, 2002                         /s/ John Sheldon Clark
____________________              ________________________________
Date                                       John Sheldon Clark